                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                    [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                    FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                           OR

                    [   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d)
                             OF THE SECURITIES EXCHANGE ACT OF 1934

                    For the period from _______________ to __________________


                         COMMISSION FILE NUMBER: 0-8483



                    A. Full title of the plan and address of the plan, if different from that of the issuer named below:


                          THE RETIREMENT PLAN FOR EMPLOYEES
                    OF THE CENTRAL RESERVE LIFE INSURANCE COMPANY

                    B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:


                                CERES GROUP, INC.
                               17800 Royalton Road
                              Cleveland, Ohio 44136

                      The Retirement Plan for Employees of
                     Central Reserve Life Insurance Company

                 Financial Statements and Supplemental Schedule
                              (Modified Cash Basis)

           December 31, 1999 and 1998 and Year Ended December 31, 1999


                                TABLE OF CONTENTS

Report of Independent Auditors............................................................................     1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits
   (Modified Cash Basis)..................................................................................     2
Statement of Changes in Net Assets Available for Benefits
   (Modified Cash Basis)..................................................................................     3
Notes to Financial Statements (Modified Cash Basis).......................................................     4

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i--Schedule of Assets Held for
   Investment Purposes at End of Year.....................................................................     9

                         Report of Independent Auditors

Board of Trustees
The Retirement Plan for Employees of
   Central Reserve Life Insurance Company

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Retirement Plan for Employees of Central Reserve Life Insurance Company as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note B, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan's net assets available for benefits (modified cash basis) as of December 31, 1999 and 1998, and changes therein (modified cash basis) for the year ended December 31, 1999, on the basis of accounting described in Note B.

Our audits were performed for the purposes of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                  /s/ Ernst & Young LLP

Cleveland, Ohio
June 16, 2000

                  The Retirement Plan for Employees of Central
                         Reserve Life Insurance Company

                 Statements of Net Assets Available for Benefits
                              (Modified Cash Basis)

                                                                                         DECEMBER 31,
                                                                            ----------------------------------------
                                                                                   1999               1998
                                                                            ----------------------------------------
ASSETS
Investments held by Massachusetts Mutual
   Life Insurance Company
     Deposit Administration Group Annuity
       Contract #FL-2372 (variable interest rate),
       at contract value                                                      $      7,648,112   $      5,410,799
     Ceres Group, Inc. Common Stock,
       at fair value                                                                   245,238             65,817
     Pooled Separate Investment Accounts,
       at fair value                                                                 6,477,397          8,505,295
                                                                              --------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS                                             $     14,370,747   $     13,981,911
                                                                              ======================================






















See notes to financial statements.

                  The Retirement Plan for Employees of Central
                         Reserve Life Insurance Company

            Statement of Changes in Net Assets Available for Benefits
                              (Modified Cash Basis)

                          Year Ended December 31, 1999

ADDITIONS
Investment income
   Net depreciation in fair value of investments                                      $        (36,851)
   Interest                                                                                    344,794
                                                                                    ---------------------
        Total investment income                                                                307,943
                                                                                    ---------------------
Contributions
   Employer                                                                                    136,368
   Employee                                                                                    553,838
                                                                                    ---------------------
        Total contributions                                                                    690,206
                                                                                    ---------------------
         Total additions                                                                       998,149
                                                                                    ---------------------
DEDUCTIONS
Benefits paid to participants or beneficiaries                                                 547,955
Administrative expenses                                                                         61,358
                                                                                    ---------------------
         Total deductions                                                                      609,313
                                                                                    ---------------------

NET INCREASE                                                                                   388,836

Net assets available for benefits at beginning of year                                      13,981,911
                                                                                    ---------------------
NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR                                      $     14,370,747
                                                                                    =====================





See notes to financial statements

                      The Retirement Plan for Employees of
                     Central Reserve Life Insurance Company

               Notes to Financial Statements (Modified Cash Basis)

                         December 31, 1999 and 1998 and
                          Year Ended December 31, 1999

A. DESCRIPTION OF THE PLAN

The following description provides only general information regarding The Retirement Plan for Employees of Central Reserve Life Insurance Company (the "Plan"). Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

Effective January 1, 1998, the Plan was amended to allow for participant contributions. Previously, the Plan was a non-contributory money purchase plan. As a result of the amendment, the participant's interest in employer contributions and subsequent earnings allocated to the participant's account prior to January 1, 1998 became 100% vested. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

All employees of Central Reserve Life Insurance Company ("Central") that have 6 months of service with Central and have attained 20 1/2 years of age are eligible to participate in the Plan. Central is a wholly-owned subsidiary of Ceres Group, Inc., ("Ceres") a public registrant, formerly known as Central Reserve Life Corporation.

CONTRIBUTIONS

Participants may make contributions to the Plan through payroll deferrals. Participants can elect to make pre-tax contributions from 1% to 10% of their compensation. Additionally, participants can elect to make after-tax contributions up to 10% of their compensation. Central will match 100% of the participants contributions that are contributed to the Ceres Group, Inc. Stock Fund, up to a maximum $1,000 per year ("Matching Contribution").

In addition, Central may contribute to the Plan a profit sharing contribution, as determined by the Board of Directors ("Profit Sharing Contribution"). All eligible, active employees who have worked at least 1,000 hours during the plan year and are employed on the last day of the plan year and participants who die, or leave employment during the plan year due to retirement or disability, will share in this contribution. There was no profit sharing contribution made for the 1999 plan year.

Employees may roll over funds into the Plan from other qualified plans.

                      The Retirement Plan for Employees of
                     Central Reserve Life Insurance Company

         Notes to Financial Statements (Modified Cash Basis) (continued)

A. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

A participant's interest in Matching Contributions and Profit-Sharing Contributions allocated to the participant's account becomes vested based upon years of service as follows: 0% vested up to three years; 33% vested after three years; 67% vested after 4 years; and 100% vested after five years.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) Central's contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

PAYMENT OF BENEFITS

On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive annual installments over a stated period of time, or over his or her lifetime.

INVESTMENT OPTIONS

Upon enrollment in the Plan, participants may direct their participant contributions and any Profit-Sharing Contribution for investment in any of the investment mediums offered by the Plan.

                      The Retirement Plan for Employees of
                     Central Reserve Life Insurance Company

         Notes to Financial Statements (Modified Cash Basis) (continued)


B. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements are presented on a cash basis modified to the extent that net appreciation (depreciation) of the fair value of investments is recorded currently; certain other income, contributions and related assets are recognized when received rather than when earned; and certain expenses and related liabilities are recognized when paid rather than when incurred.

VALUATION OF INVESTMENTS AND RELATED INCOME

Ceres Group, Inc. Common Stock is valued at the last reported sales price of the stock on the last business day of the plan year. The Massachusetts Mutual Pooled Separate Investment Accounts are valued at the fair values, as determined by Massachusetts Mutual Life Insurance Company ("Massachusetts Mutual"), of the underlying investments. The Massachusetts Mutual Deposit Administration Group Annuity Contract ("DAC") is valued at contract value. DAC funds deposited during 1999 were guaranteed to earn 5.00%. DAC Funds deposited as of December 31, 1998 were guaranteed to earn 6.10%. Guaranteed interest rates are determined annually by Massachusetts Mutual Life Insurance Company.

The aggregate cost of investment sales is the average cost per share or per unit at the time of the sale. Interest income is recorded when credited by Massachusetts Mutual.

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION

Certain prior year amounts have been restated to conform to the current year presentation.

                      The Retirement Plan for Employees of
                     Central Reserve Life Insurance Company

         Notes to Financial Statements (Modified Cash Basis) (continued)


C. INVESTMENTS

Massachusetts Mutual serves as the trustee for certain assets of the Plan with the balance held in trust by Investors Bank & Trust Company of Boston, Massachusetts.

During 1999, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                                                                    Net
                                                                                Appreciation
                                                                               (Depreciation)
                                                                               in Fair Value
                                                                               of Investments
                                                                            ----------------------
Ceres Group, Inc. Common Stock                                                     $ (69,728)
Pooled Separate Accounts                                                              32,877
                                                                            ----------------------
   Total                                                                           $ (36,851)
                                                                            ======================

Individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                                       DECEMBER 31,
                                                            -------------------------------------
                                                                  1999              1998
                                                            -------------------------------------
Deposit Administration Group Annuity
   Contract #FL-2372, variable interest
   rate--Guarantee Interest Fund                            $    7,648,112       $    5,410,799
Pooled Separate Investment Accounts
   Massachusetts Mutual Separate Investment Account A,
     Core Equity Fund                                            1,640,921            3,900,279
   Massachusetts Mutual Separate Investment Account M,
     Balanced Fund                                               2,934,241            3,160,970

                      The Retirement Plan for Employees of
                     Central Reserve Life Insurance Company

         Notes to Financial Statements (Modified Cash Basis) (continued)


D.   PLAN TERMINATION

Central has the right under the Plan to discontinue contributions at any time and terminate the Plan, subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100 percent vested in their accounts and the assets of the Plan will be distributed to the participants based on the amounts in their respective accounts.

E.   INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated January 7, 2000, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

F.   SUBSEQUENT EVENTS

Effective January 1, 2000, the Plan was amended to change the Plan name to the Ceres Group, Inc. 401(k) Plan, make participant loans available, include Continental General Insurance Company a subsidiary of Ceres as a participating employer in the Plan and added the matching contribution equal to 25% of the participant's contribution of up to the first 6% of their annual compensation that a participant contributes to the Plan. In addition, effective January 1, 2000, the Continental General Savings plan was merged into the Plan.

                      The Retirement Plan for Employees of
                     Central Reserve Life Insurance Company

                        EIN: 34-0970995 Plan Number: 001

                  Schedule H, Line 4i--Schedule of Assets Held
                     for Investment Purposes at End of Year

                                December 31, 1999

                                               Description of Investment
                                             Including Maturity Date, Rate         Units/Shares/
       Identity of Issuer, Borrower,            of Interest, Collateral,              Interest           Current
       Lessor, or Similar Party                 Par or Maturity Value                   Rate              Value
-----------------------------------------------------------------------------------------------------------------------

*  Massachusetts Mutual Life         Deposit Administration Group Annuity
      Insurance Company                 Contract #FL-2372, variable interest
                                        rate, Guarantee Interest Fund                5.00-6.10%       $     7,648,112

*  Massachusetts Mutual Life          Separate Investment Account M, Balanced
      Insurance Company                 Fund                                             4,507              1,640,921

*  Massachusetts Mutual Life          Separate Investment Account A, Core
      Insurance Company                 Equity Fund                                        582              2,934,241

*  Massachusetts Mutual Life          Separate Investment Account E, Core Bond
      Insurance Company                 Fund                                               338                322,088

*  Massachusetts Mutual Life          Separate Investment Account BC, Destiny
      Insurance Company                 Conservative Fund                                1,354                230,726

*  Massachusetts Mutual Life          Separate Investment Account I,
      Insurance Company                 International Equity Fund                          286                106,596

*  Massachusetts Mutual Life          Separate Investment Account BP, Destiny
      Insurance Company                 Moderate Fund                                    1,817                339,021

*  Massachusetts Mutual Life          Separate Investment Account BA, Destiny
      Insurance Company                 Aggressive Fund                                  1,861                369,260

*  Massachusetts Mutual Life          Separate Investment Account BE, Destiny
      Insurance Company                 Ultra Aggressive Fund                            2,393                534,544

*  Ceres Group, Inc.                  Ceres Group Inc. Common Stock                     27,800                245,238
                                                                                                    -------------------
                                                                                                      $    14,370,747
                                                                                                    ===================

* Denotes party in interest.

                        THE RETIREMENT PLAN FOR EMPLOYEES
                    OF CENTRAL RESERVE LIFE INSURANCE COMPANY

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   THE RETIREMENT PLAN FOR EMPLOYEES
                                   OF CENTRAL RESERVE LIFE INSURANCE COMPANY

                                   By: /s/ Charles E. Miller, Jr.
                                      --------------------------------------

                                   Charles E. Miller, Jr.
                                   Plan Administrator






Dated: June 27, 2000






















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